SECURITIE 03012532 SION
Washington, D.C. 20549

50 3/5/03

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RECEIVED FEB 2 5 2003 WASH. D.C. 181 PROCESSING SECTION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-49427

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Berger Distributors LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
210 University Boulevard, Suite 800
(No. and Street)

Denver, Colorado 80206
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Brian S. Ferrie **(303) 336-4560**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name – *if individual, state last, first, middle name*)

555 17th Street, Suite 3600	Denver	CO	80202-3942
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 2 7 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond

OATH OR AFFIRMATION

I, **Brian S. Ferrie**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Berger Distributors LLC**, as of **December 31**, 20**02**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Vice President, Treasurer and Chief Financial Officer

Title

Notary Public

My Commission expires 6/27/04

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of XXXXXXXXX **Operations**
- ☒ (d) Statement of XXXXXXXXXXXXXXXXXXXXX. **Cash Flows**
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Berger Distributors LLC
(A Wholly-Owned Subsidiary of Berger Financial Group LLC)

Financial Statements
and Supplemental Schedules
for the Year Ended December 31, 2002
and Independent Auditors' Report and
Supplemental Report on Internal Accounting Control

Filed Pursuant to Rule 17a-5(e)(3) as a
Public Document

Deloitte & Touche LLP
Suite 3600
555 Seventeenth St.
Denver, Colorado 80202-3942

Tel: (303) 292-5400
Fax: (303) 312-4000
www.deloitte.com

Deloitte & Touche

INDEPENDENT AUDITORS' REPORT

Berger Distributors LLC:

We have audited the following financial statements of Berger Distributors LLC ("BD") for the year ended December 31, 2002 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934:

These financial statements are the responsibility of BD's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects the financial position of BD at December 31, 2002 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The following supplemental schedules of BD as of December 31, 2002 are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934:

These schedules are the responsibility of BD's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP

February 14, 2003

BERGER DISTRIBUTORS LLC
(A Wholly-Owned Subsidiary of Berger Financial Group LLC)

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2002

ASSETS

Current Assets:	
Cash and cash equivalents	$ 48,690
Prepaid expenses	6,939
Total Assets	$ 55,629

LIABILITIES AND MEMBER'S EQUITY

Total Liabilities	$ -
Member's equity:	
Member's capital	802,950
Accumulated deficit	(747,321)
Total Member's Equity	55,629
Total Liabilities and Member's Equity	$ 55,629

See accompanying notes to financial statements.

BERGER DISTRIBUTORS LLC
(A Wholly-Owned Subsidiary of Berger Financial Group LLC)

STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2002

Revenue:	
Interest income	$ 522
Total revenue	522
Expenses:	
Registration and regulatory fees	72,356
Professional fees	9,000
Insurance	15,611
Other	26,965
Total expenses	123,932
Net loss	$ (123,410)

See accompanying notes to financial statements.

BERGER DISTRIBUTORS LLC
(A Wholly-Owned Subsidiary of Berger Financial Group LLC)

STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2002

	Member's Equity	Accumulated Deficit	Total
Balance at January 1, 2002	$ 673,049	$ (623,911)	$ 49,138
Capital contribution	129,901		129,901
Net loss		(123,410)	(123,410)
Balance at December 31, 2002	$ 802,950	$ (747,321)	$ 55,629

See accompanying notes to financial statements.

BERGER DISTRIBUTORS LLC
(A Wholly-Owned Subsidiary of Berger Financial Group LLC)

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2002

Cash flows from operating activities:	
Net loss	$ (123,410)
Changes in operating assets and liabilities—Prepaid expenses	(5,969)
Net cash used in operating activities	(129,379)
Cash flows from financing activities:	
Capital contributions	129,901
Cash provided by financing activities	129,901
Increase in cash	522
Cash and cash equivalents at beginning of year	48,168
Cash and cash equivalents at end of year	$ 48,690

See accompanying notes to financial statements.

1. ORGANIZATION AND NATURE OF BUSINESS

Berger Distributors LLC (the "Company") was incorporated in the State of Colorado on May 15, 1996, and commenced operations on June 6, 1996. The Company is registered with the Securities and Exchange Commission ("SEC") as a broker-dealer and is a member of the National Association of Securities Dealers ("NASD"). On September 30, 1999, the Company was converted to a limited liability company ("LLC") in the State of Colorado. The shares of stock of the sole stockholder of the converted entity were converted into the membership interest of the LLC.

Under the rules governing limited liability companies, the Member is not liable for the liabilities of the Company in excess of its investment in the Company. Furthermore, the failure of the Company to observe any formalities or requirements relating to the exercise of its powers or management of its business or affairs does not create grounds for extending liability on the Member beyond its investment in the Company.

The Company is a limited purpose broker-dealer engaged in the distribution of shares of the Berger Funds, a family of registered open-end investment companies (mutual funds) that are either advised or administered by Berger.

On September 3, 2002, Berger's indirect owner, Stilwell Financial Inc. ("Stilwell"), announced its intention to consolidate all of its operations under Janus Capital Management LLC, the investment adviser to the Janus Funds and a indirectly owned subsidiary of Stilwell. As a result of this restructuring, it is anticipated that Berger and the Company will cease to exist when the restructuring is completed in 2003.

On November 26, 2002, the Board of Directors/Trustees of the Berger Funds approved a Reorganization Plan that would result in each of the Berger Funds covered by the Plan being reorganized into a comparable Janus Fund. For the Berger Funds not covered by the Reorganization Plan, the directors/trustees voted to liquidate the Funds in 2003. The shareholders of each of the Berger Funds included in the Reorganization Plan are being asked to approve the Reorganization of each applicable Berger Fund at a shareholder meeting that is scheduled for March 2003. It is anticipated that the dissolution of Berger and the Company will occur shortly after such meeting.

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation—The financial statements include only the accounts of the Company and are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Income Taxes—No provision for income taxes has been included in the accompanying financial statements as limited liability companies are treated as partnerships for income tax purposes. All income or losses accrue to the Company's sole member.

Statement of Cash Flows—For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days that are not held for sale in the ordinary course of business.

Use of Estimates—The preparation of the Company's financial statements in conformity with accounting principles generally accepted in the United States of America requires the Company's management to make estimates and assumptions that affect the amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

3. RELATED PARTY TRANSACTIONS

Substantially all of the Company's expenses in 2002 were paid by Berger. A total of $129,901 in expenses were paid by Berger. These payments were recorded as capital contributions during the year ended December 31, 2002. All marketing revenues from the Berger Funds are paid to Berger, and related distribution costs and marketing expenses of the Berger Funds are incurred and paid by Berger.

4. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1) under the Securities Exchange Act of 1934 ("the Act") which requires the Company to maintain a minimum net capital as defined under such rule. At December 31, 2002, the Company's net capital was $48,690, which was $43,690 in excess of its required minimum net capital of $5,000. SEC Rule 15c3-1 also requires the Company to maintain a ratio of aggregate indebtedness to net capital, both as defined, that does not exceed 15 to 1. The Company's aggregate indebtedness was $0 at December 31, 2002.

The Company is exempt from certain provisions of the Securities and Exchange Commission Computation for Determination of Reserve Requirements for Broker-Dealers (SEC Rule 15c3-3) of the Act and, accordingly, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers."

* * * * * *

BERGER DISTRIBUTORS LLC
(A Wholly-Owned Subsidiary of Berger Financial Group LLC)

COMPUTATION OF NET CAPITAL AND MINIMUM NET CAPITAL REQUIRED PURSUANT TO RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2002

Member's equity (see statement of financial condition)	$	55,629
Less non-allowable assets:		
Prepaid Expenses		(6,939)
Net capital before haircut and other deductions		48,690
Minimum Net Capital Requirement (the greater of $5,000 or 6-2/3% of aggregate indebtedness of $0)		5,000
Net capital in excess of requirements	$	43,690
Aggregate indebtedness	$	-
Ratio of aggregate indebtedness to net capital		0 %

NOTE: There were no material differences in the above computations under Rule 15c3-1 from the corresponding computations in the Company's most recent unaudited Focus – Part II filed as of December 31, 2002.

BERGER DISTRIBUTORS LLC
(A WHOLLY-OWNED SUBSIDIARY OF BERGER FINANCIAL GROUP LLC)

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2002

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph k(1) of the Rule.

Deloitte & Touche LLP
Suite 3600
555 Seventeenth St.
Denver, Colorado 80202-3942

Tel: (303) 292-5400
Fax: (303) 312-4000
www.deloitte.com

Deloitte & Touche

February 14, 2003

Berger Distributors LLC

In planning and performing our audit of the financial statements of Berger Distributors LLC ("BD") for the year ended December 31, 2002 (on which we issued our report dated February 14, 2003), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on BD's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by BD that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by BD in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because BD does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of BD is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which BD has responsibility are safeguarded against loss from unauthorized acquisition use or disposition, and that transactions are executed in conformity with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to errors or fraud may occur and not be detected. Also, projections of any evaluation of the internal control, or of such practices and procedures, to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of BD's internal control would not necessarily disclose all matters in BD's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving BD's internal control and its operation, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish subject objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that BD's practices and procedures were adequate at December 31, 2002, to meet the Commission's objectives.

This report is intended solely for the information and use of management, the Securities and Exchange Commission, the National Association of Securities Dealers and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP